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                              June 6, 2024

       Haggai Alon
       Chief Executive Officer
       SMX (Security Matters) Public Limited Company
       Mespil Business Centre, Mespil House, Sussex Road
       Dublin 4, Ireland

                                                        Re: SMX (Security
Matters) Public Limited Company
                                                            Registration
Statement on Form F-1
                                                            Filed May 29, 2024
                                                            File No. 333-279800

       Dear Haggai Alon:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. We note your disclosure that the ordinary shares will be purchased at a price equal to
                                                        "50% of the Market
Price, if the market price of the Ordinary Shares is below
                                                        $0.20;" however,
Section 1.35 of the Stock Purchase Agreement states that if "the market price of the Common
Stock is below .20, then the Company shall not be able to send a Put
                                                        Notice." Please revise
the cover page and elsewhere to clarify that the company cannot send a put notice if
the price of the common stock is below $0.20 and that, based upon current trading prices,
the company will be unable to sell any shares under the registration statement.
Additionally, your disclosure that you may receive up to $30 million in aggregate gross
proceeds is inconsistent with your disclosure that the maximum put amount in any
consecutive 30-day period is $500,000 over the 36-month term of the agreement. Please
revise or advise.
 Haggai Alon
SMX (Security Matters) Public Limited Company
June 6, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Marion Graham at 202-551-6521 or Jeff Kauten at 202-551-3447 with any other questions.



                                                            Sincerely,
FirstName LastNameHaggai Alon
                                                     Division of Corporation
Finance
Comapany NameSMX (Security Matters) Public Limited Company
                                                     Office of Technology
June 6, 2024 Page 2
cc:       Stephen Fox
FirstName LastName